                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                       AUDIO COMMUNICATIONS NETWORK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Shares of Common Stock, par value $0.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    0506E106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Douglas Wolf
                              DMA Holdings, Inc.
                        220 Jackson Street, Suite 2000
                            San Francisco, CA 94111
                                (415) 986-5511

                    (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices and
                                Communications)

                                   Copy to:

                          Christopher D. Dillon, Esq.
                              Shearman & Sterling
                       555 California Street, Suite 2000
                            San Francisco, CA 94104
                           Telephone: (415) 616-1100
--------------------------------------------------------------------------------


                                  June 5, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

CUSIP No.  0506E106

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

           DMA Holdings, Inc.
       -------------------------------------------------------------------------
       -------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

[_]  (a)
        ------------------------------------------------------------------------

[X]  (b)
        ------------------------------------------------------------------------

(3)  SEC Use Only
                 ---------------------------------------------------------------

(4)  Source of Funds (See Instructions)    BK
                                       -----------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [_]

(6)  Citizenship or Place of Organization
     Delaware
     ---------------------------------------------------------------------------

------------
   Number of             (7)  Sole Voting Power     0 *
   Shares                                      -----------------------
 Beneficially                 ----------------------------------------
  Owned by               (8)  Shared Voting Power     2,697,986 *
    Each                                           --------------------
  Reporting                    ----------------------------------------
   Person                (9)  Sole Dispositive Power     0 *
   With                                             ------------------
------------                  ----------------------------------------
                        (10)  Shared Dispositive Power     2,697,986 *
                                                       ---------------
                              ----------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,697,986
                                                                 --------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)        59.9%
                                                       -------------------------

(14) Type of Reporting Person (See Instructions) HC
                                                --------------------------------

     * See Item 5 below.

CUSIP No.  0506E106

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     DMA Holdings Statutory Trust
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

[_]  (a)
        ------------------------------------------------------------------------

[X]  (b)
        ------------------------------------------------------------------------

(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Source of Funds (See Instructions)    BK
                                        ----------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [_]

(6)  Citizenship or Place of Organization
     Connecticut
     ---------------------------------------------------------------------------

---------------
   Number of       (7)  Sole Voting Power    0 *
    Shares                                ---------------------------
  Beneficially          ---------------------------------------------
   Owned by        (8)  Shared Voting Power     2,697,986 *
     Each                                    -------------------------
  Reporting              ---------------------------------------------
    Person         (9)  Sole Dispositive Power    0 *
    With                                       ----------------------
---------------         ---------------------------------------------
                  (10)  Shared Dispositive Power    2,697,986 *
                                                 --------------------
                        ---------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     2,697,986
                                                                 ---------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)       59.9%
                                                       -------------------------

(14) Type of Reporting Person (See Instructions) OO
                                                 -------------------------------

     * See Item 5 below.

CUSIP No.  0506E106

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     DMA Finance, L.P.
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

[_]  (a)
        ------------------------------------------------------------------------

[X]  (b)
        ------------------------------------------------------------------------

(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Source of Funds (See Instructions)    BK
                                        ----------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [_]

(6)  Citizenship or Place of Organization
     Delaware
     ---------------------------------------------------------------------------

---------------
   Number of       (7)  Sole Voting Power    0 *
    Shares                                ---------------------------
  Beneficially          ---------------------------------------------
   Owned by        (8)  Shared Voting Power     2,697,986 *
     Each                                    -------------------------
  Reporting              ---------------------------------------------
    Person         (9)  Sole Dispositive Power    0 *
    With                                       ----------------------
---------------         ---------------------------------------------
                  (10)  Shared Dispositive Power    2,697,986 *
                                                 --------------------
                        ---------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     2,697,986
                                                                 ---------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)       59.9%
                                                       -------------------------

(14) Type of Reporting Person (See Instructions) PN
                                                 -------------------------------

     * See Item 5 below.

CUSIP No.  0506E106

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Intercontinental Pacific Group, Inc.
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

[_]  (a)
        ------------------------------------------------------------------------

[X]  (b)
        ------------------------------------------------------------------------

(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Source of Funds (See Instructions)    BK
                                        ----------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [_]

(6)  Citizenship or Place of Organization
     California
     ---------------------------------------------------------------------------

---------------
   Number of       (7)  Sole Voting Power    0 *
    Shares                                ---------------------------
  Beneficially          ---------------------------------------------
   Owned by        (8)  Shared Voting Power     2,697,986 *
     Each                                    -------------------------
  Reporting              ---------------------------------------------
    Person         (9)  Sole Dispositive Power    0 *
    With                                       ----------------------
---------------         ---------------------------------------------
                  (10)  Shared Dispositive Power    2,697,986 *
                                                 --------------------
                        ---------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     2,697,986
                                                                 ---------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)       59.9%
                                                       -------------------------

(14) Type of Reporting Person (See Instructions) CO
                                                 -------------------------------

     * See Item 5 below.

CUSIP No.  0506E106

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Douglas Wolf
     ---------------------------------------------------------------------------
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

[_]  (a)
        ------------------------------------------------------------------------

[X]  (b)
        ------------------------------------------------------------------------

(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Source of Funds (See Instructions)    BK
                                        ----------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [_]

(6)  Citizenship or Place of Organization
     United States
     ---------------------------------------------------------------------------

---------------
   Number of       (7)  Sole Voting Power    0 *
    Shares                                ---------------------------
  Beneficially          ---------------------------------------------
   Owned by        (8)  Shared Voting Power     2,697,986 *
     Each                                    -------------------------
  Reporting              ---------------------------------------------
    Person         (9)  Sole Dispositive Power    0 *
    With                                       ----------------------
---------------         ---------------------------------------------
                  (10)  Shared Dispositive Power    2,697,986 *
                                                 --------------------
                        ---------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     2,697,986
                                                                 ---------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     ---------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)       59.9%
                                                       -------------------------

(14) Type of Reporting Person (See Instructions) IN
                                                 -------------------------------

     * See Item 5 below.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the shares of common stock, par value $0.25 per share (the "Common Stock"), of Audio Communications Network, Inc. ("Issuer"), a Florida corporation. The principal executive offices of Issuer are located at 1000 Legion Place, Suite 1515, Orlando, Florida 32801.


Item 2.   Identity and Background.
          -----------------------

          This Statement is being filed by DMA Holdings, Inc., a Delaware corporation ("DMA Holdings"), DMA Holdings Statutory Trust, a trust formed under Connecticut law (the "Trust"), DMA Finance, L.P., a Delaware limited liability partnership ("DMA"), Intercontinental Pacific Group, Inc., a California corporation ("IPG"), and Douglas Wolf, an individual ("Mr. Wolf", and together with DMA Holdings, the Trust, DMA and IPG, the "Reporting Persons").

          DMA Holdings was formed for the purpose of effecting the acquisition of Issuer. The address of its principal executive office is 220 Jackson Street, Suite 2000, San Francisco, CA 94111. Mr. Douglas Wolf is President, Secretary and the sole director of DMA Holdings and Mr. Eric Sullivan is its Vice President. Messrs. Wolf and Sullivan are investment bankers and legal and business consultants to various entities including Integrated Capital Associates ("ICA") and IPG. ICA is an investment banking firm, based in San Francisco and New York, specializing in mergers and acquisitions. Mr. Sullivan and Mr. Wolf are officers of ICA, and Mr. Wolf is also a director of ICA. Messrs. Wolf and Sullivan's principal business address and ICA's principal offices are located at 220 Jackson Street, Suite 2000, San Francisco, CA 94111. Messrs. Wolf and Sullivan are citizens of the United States. DMA Holdings is wholly owned by the Trust.

          The Trust is a trust formed under the laws of Connecticut pursuant to a Trust Agreement, dated as of May 1, 1998, between First Union National Bank, a national banking association, as Trustee (the "Trustee") and DMA, as beneficiary. First Union National Bank is a diversified banking institution and its principal office is located at 10 State House Square, Hartford, Connecticut 06103-3698.

          DMA is a Delaware limited liability partnership. Its principal business address is 220 Jackson Street, Suite 2000, San Francisco, CA 94111. The sole general partner of DMA is IPG. The principal business address of IPG is 220 Jackson Street, Suite 2000, San Francisco, CA 94111. IPG's directors are Mr. Wolf and Mr. Richard Buckingham. Mr. Wolf beneficially owns a majority of the voting stock of IPG. Mr. Wolf's principal employment is as an investment banker and legal and business consultant to various entities including ICA and IPG. His principal business address is 220 Jackson Street, Suite 2000, San Francisco, CA

94111. Mr. Buckingham's principal employment is as an investment banker and legal and business consultant to various entities including ICA and IPG. His principal business address is 805 Third Avenue, Suite 2300, New York, New York 10022. He is a citizen of Canada. The executive officers of IPG are Mr. Wolf, Mr. Sullivan, Mr. Howard Teig, Ms. Tanya Young, and Ms. Merrill Mack. Mr. Teig is a certified public accountant for various entities including ICA and IPG. Ms. Young's principal employment is as office manager for ICA and IPG. Ms. Mack's principal employment is as bookkeeper for IPG. The principal business address for Mr. Teig, Ms. Young, and Ms. Mack is 220 Jackson Street, Suite 2000, San Francisco, CA 94111. All three are United States citizens.

          During the last five years, none of the Reporting Persons or any of the entities or persons named above have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          This Statement relates to (i) the option granted to DMA Holdings by Suncom Communications, L.L.C., a Delaware limited liability company ("Suncom"), to purchase shares of Common Stock from Suncom as described in Item 4 below (the "Stock Option") and (ii) the proxy granted to DMA Holdings by Suncom as described in Item 4 below (the "Proxy").

          The Stock Option entitles DMA Holdings to purchase up to 2,697,986 shares of Common Stock (the "Option Shares") under the circumstances specified in the Stockholder's Stock Option Agreement dated as of June 5, 1998 (the "Stock Option Agreement") between DMA Holdings and Suncom and as described in Item 4 below, for a purchase price of $6.40 per share. In the event that the Stock Option becomes exercisable, DMA Holdings intends to borrow the necessary funds to purchase the Option Shares upon exercise of the Stock Option. DMA Holdings is currently negotiating the terms and conditions for an acquisition loan to finance the consideration payable in connection with the Merger (as defined in Item 4 below), but has not yet entered into any definitive agreements with respect to such financing.

          The Proxy has been granted by Suncom to DMA Holdings in the Stock Option Agreement. The Proxy grants to DMA Holdings the power to vote the shares of Common Stock owned by Suncom (a) in favor of the adoption of the Merger Agreement (as defined in Item 4 below) and approval of the Merger and the other transactions contemplated by the Merger Agreement, (b) against any proposal for any recapitalization, merger, sale of assets or other business combination between the Issuer and any person or entity (other than the Merger) or any action or agreement which would result, or could result, in a breach of any covenant, representation, warranty or any other obligation of the Issuer under the Merger Agreement and (c) in favor of any other matter relating to the consummation of the transactions contemplated by the Merger Agreement, all as more fully described in, and under the circumstance set forth in, the Stock Option Agreement, which is attached hereto as Exhibit 2.


Item 4.   Purpose of Transaction.
          ----------------------

          The Stock Option and Proxy were granted by Suncom in connection with the execution of the Agreement and Plan of Merger dated as of June 5, 1998 among DMA Holdings, Diverse Media Acquisitions, Inc., a Florida corporation and a wholly owned subsidiary of DMA Holdings ("Purchaser"), and Issuer (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the conditions set forth therein, Purchaser will be merged with and into the Issuer, with the Issuer as the surviving corporation (the "Merger"). At the time the Merger becomes effective (the "Effective Time"), each issued and outstanding share of Common Stock will be converted into the right to receive $6.40 per share, net in cash.

          Subject to the conditions that (a) any applicable waiting periods (and any extension thereof) under the Hart-Scott-Rodino Improvement Act of 1976 and the rules and regulations promulgated thereunder with respect to the exercise of the Stock Option shall have expired or been terminated or (b) no preliminary or permanent injunction or other order, decree or ruling issued by any court or governmental or regulatory authority, domestic or foreign, of competent jurisdiction prohibiting the exercise of the Stock Option or the deliver of the Option Shares shall be in effect, DMA Holdings may exercise the Stock Option at any time and from time to time following the termination of the Merger Agreement (other than a termination pursuant to Section 7.01(c) thereof) until the expiration of such Stock Option. The Stock Option will expire if (y) it is not exercised prior to the close of business on the 60th day following the termination of the Merger Agreement or (z) the Merger Agreement is terminated pursuant to Section 7.01(c) thereof.

          The Proxy granted by Suncom in the Stock Option Agreement is exercisable during and for the term of the Stock Option granted to DMA Holdings thereunder (or, following termination of the Merger Agreement, during such periods as the Stock Option is exercisable).

          Upon the consummation of the Merger, each of the Reporting Persons will review its investment in Issuer and may enter into definitive plans or proposals with respect to Issuer, which include, but are not limited to, (a) a sale, transfer or leasing of all or substantially all of the assets of Issuer or any of its subsidiaries, (b) an extraordinary corporate transaction involving Issuer or any of its subsidiaries, (c) a material change in the Issuer's capitalization, (d) any other material change in Issuer's business or corporate structure, or

(e) any action similar to any of those enumerated above. The Reporting Persons are currently exploring possible strategic alternatives (including those described in clauses (a) through (e)) relating to its ownership of the Issuer following the Merger.

          The descriptions herein of the Merger Agreement and the Stock Option Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits 1 and 2, respectively.


Item 5.   Interest in Securities of Issuer.
          --------------------------------

          Based on the most recent information available, each of the Reporting Persons is deemed to beneficially own the number of shares of Common Stock and the percentage of outstanding Common Stock listed in the responses to Items 11 and 13, respectively, on its respective cover page filed herewith, and such responses are incorporated by reference herein. In addition, the number of shares of Common Stock with respect to which each of the Reporting Persons (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power, and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9, and 10, respectively, on its respective cover page filed herewith, and such responses are incorporated by reference herein.

          Except as described herein, none of the Reporting Persons or any of the parties referenced herein, has acquired or disposed of, or entered into any other transaction with respect to, any shares of Common Stock during the past 60 days.


Item 6.   Contracts, Arrangements, Understandings or Relationships
          --------------------------------------------------------
          with Respect to Securities of Issuer.
          ------------------------------------

          Except for the Merger Agreement and the Stock Option Plan, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.
          --------------------------------


Exhibit Number                   Description
--------------  ----------------------------------------------
1. Agreement and Plan of Merger, dated as of June 5, 1998, among DMA Holdings, Inc.,
                Diverse Media Acquisition, Inc., and Audio
                Communications Network, Inc.

2.              Stockholder's Stock Option Agreement,
                dated as of June 5, 1998, between DMA
                Holdings, Inc. and Suncom
                Communications, L.L.C.

3.              Joint Filing Agreement, dated as of June 15,
                1998, among DMA Holdings, Inc., DMA
                Holdings Statutory Trust, DMA Finance,
                L.P., Audio Holdings L.P., and
                Intercontinental Pacific Group, Inc.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


June 15, 1998                 DMA Holdings, Inc.


                              By:  /s/ Douglas Wolf
                                 -------------------------------
                                   Name: Douglas Wolf
                                   Title:  President

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


June 15, 1998                 DMA Statutory Holdings Trust


                              By:  First Union National Bank, as Trustee


                              By:  /s/ W. Jeffrey Kramer
                                 ---------------------------------------
                              Title:  Vice President

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


June 15, 1998                 DMA Finance, L.P.

                              By: Intercontinental Pacific Group, Inc., its general partner


                              By:  /s/ Douglas Wolf
                                   ----------------------------------------
                                   Name:  Douglas Wolf
                                   Title:  President

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


June 15, 1998                 Intercontinental Pacific Group, Inc.



                              By:  /s/ Douglas Wolf
                                   ----------------------------------------
                                  Name:  Douglas Wolf
                                  Title:  President

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


June 15, 1998                  /s/ Douglas Wolf
                               ----------------------------------------
                                   Name:  Douglas Wolf

                                 Exhibit Index
                                 -------------

Exhibit Number                        Description
--------------  --------------------------------------------------------
1.              Agreement and Plan of Merger, dated as of June 5,
                1998, among DMA Holdings, Inc., Diverse Media
                Acquisition, Inc., and Audio Communications Network,
                Inc.

2.              Stockholder's Stock Option Agreement, dated as of
                June 5, 1998, between DMA Holdings, Inc. and Suncom Communications, L.L.C.

3. Joint Filing Agreement, dated as of June 15, 1998, among DMA Holdings, Inc., DMA Holdings Statutory
                Trust, DMA Finance, L.P., Audio Holdings L.P., and Intercontinental Pacific Group, Inc.